Adopted November 9, 1939	File No. 69-65

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-3A-2

For the Year Ended December 31, 2002

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2
FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

  Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

  CENTRAL VERMONT PUBLIC SERVICE CORPORATION

       Central Vermont Public Service Corporation ("CVPS"), incorporated under the laws of the State of Vermont, has its principal executive office in Rutland, Vermont.

       The principal business of CVPS is the generation and purchase of electric energy and its transmission, distribution and sale for light, power, heat and other purposes to over 145,000 customers in Middlebury, Randolph, Rutland, Springfield, Windsor, Bradford, Bennington, Brattleboro, St. Johnsbury, St. Albans, Woodstock, Poultney, Manchester, and 163 other towns and villages in Vermont. CVPS also sells electric energy at wholesale in New Hampshire to its wholly-owned subsidiary, Connecticut Valley Electric Company Inc.; Woodsville Fire District Water and Light Dept.; New Hampshire Electric Cooperative Inc.; and, in Vermont to one small private utility. It also buys and sells surplus or required power at market clearing prices in the default market through the New England Power Pool/Independent System Operator ("ISO-New England").

  CONNECTICUT VALLEY ELECTRIC COMPANY INC.

       Connecticut Valley Electric Company Inc. ("CVEC"), a wholly-owned subsidiary of CVPS, incorporated under the laws of the State of New Hampshire, has its principal office in Claremont, New Hampshire.

       On December 31, 1949, CVEC acquired the business and properties of CVPS located in New Hampshire and used in carrying on the intrastate business of CVPS in that State. (See Form U-1 in File No. 70-2075)

       The principal business of CVEC is the purchase of electric energy and its transmission, distribution, and sale for light, power, heat and other purposes to over 10,000 customers in Claremont and 12 other towns and villages in New Hampshire.

       CVPS and CVEC have contracted with Public Service Company of New Hampshire ("PSNH") (not an affiliate of CVPS) to sell the electric distribution facilities of CVEC to PSNH. The sale is scheduled to close effective January 1, 2004, pending regulatory approvals. Following the sale, CVEC will not conduct business as a retail electric utility in New Hampshire.

       For financial reporting purposes, CVEC's financial data is included with CVPS on the Consolidated Financial Statements.

  VERMONT ELECTRIC POWER COMPANY, INC.

       Vermont Electric Power Company, Inc. ("VELCO"), a subsidiary of which CVPS owns 56.8% of its outstanding Class B voting Common Stock, $100 Par Value, 27.8% of its outstanding Class C non-voting Common Stock (approved by the Federal Energy Regulatory Commission on July 15, 2002), and 46.6% of its outstanding Preferred Stock, $100 Par Value, incorporated under the laws of the State of Vermont, has its principal office in the Town of Rutland, Vermont.

       VELCO operates pursuant to the terms of the 1985 Four-Party Agreement (as amended) with the Company and two other major distribution companies in Vermont. Although the Company owns 50.6% of VELCO's outstanding Common Stock, the Four-Party Agreement effectively restricts the Company's control of VELCO. Therefore, VELCO's financial statements have not been consolidated. The Four-Party Agreement continued in full force and effect until midnight June 30, 1985, and was extended thereafter as follows until June 30, 1986, with an automatic renewal from year to year unless, at least ninety (90) days prior to any succeeding anniversary, any party were to notify the other parties in writing that it desired to terminate the agreement as of such anniversary. By Amendment to the 1985 Four-Party Agreement dated February 1, 1987, the Agreement continued until May 1, 1987 and thereafter for additional two-year terms, unless at least ninety (90) days prior to any two-year anniversary, any party were to notify the other parties in writing that it desires to terminate the Agreement as of such anniversary. No such notification has been filed by the parties.

       On December 27, 1985, the Company, VELCO and the two other major distribution companies entered into the 1985 Option Agreement (as amended) for the purpose of modifying the terms of an option to purchase certain facilities owned by VELCO, but located in the individual company's service territory, which were originally outlined in the Four-Party Agreement. The option was extended from time to time and expired on December 31, 2001. However, the parties are in the process of completing an amendment that will extend the Agreement from December 31, 2001.

       VELCO provides transmission services for the State of Vermont acting by and through the Vermont Department of Public Service and for all of the electric distribution utilities in the State of Vermont. VELCO is reimbursed for its costs (as defined in the agreements relating thereto) for the transmission of power which VELCO transmits for the State of Vermont and the electric distribution utilities.

       VELCO also has an agreement for power purchases form Vermont Yankee Nuclear Power Corporation which it resells at its cost to CVPS and another electric distribution utility in the State of Vermont.

       VELCO is also a participant with all of the major electric utilities in New England in the New England Power Pool, acting for itself and as agent for twenty-two other electric utilities in Vermont, including CVPS, whereby the generating and transmission facilities of all of the participants are coordinated on a New England-wide basis through a central dispatching agency to assure their operation and maintenance in accordance with proper standards of reliability, and to attain the maximum practicable economy for all of the participants through the interchange of economy and emergency power.

  VERMONT ELECTRIC TRANSMISSION COMPANY, INC.

       Vermont Electric Transmission Company, Inc. ("VETCO"), a wholly-owned subsidiary of VELCO, incorporated under the laws of the State of Vermont, has its principal office in the Town of Rutland, Vermont.

       VETCO was formed to construct, finance and operate the Vermont portion of the high voltage DC transmission line which ties the New England transmission system to the Hydro-Quebec transmission system.

  VERMONT YANKEE NUCLEAR POWER CORPORATION

       Vermont Yankee Nuclear Power Corporation ("VY"), an affiliate of CVPS, of which CVPS owns 33.2% of its outstanding common stock, $100 Par Value, incorporated under the laws of the State of Vermont, has its principal office in Brattleboro, Vermont.

       VY was formed by a group of New England utilities for the purpose of constructing and operating a nuclear-powered generating plant in Vernon, Vermont. The electricity generated by the Vernon plant was sold to VY's sponsoring stockholders prior to the July 2002 sale of the plant to Entergy Nuclear Vermont Yankee, LLC ("Entergy"). As part of the sale, VY purchases the output of the plant through 2012; VY will continue to administer the purchase power contracts among the former plant owners and Entergy.

  C. V. REALTY, INC.

       C. V. Realty, Inc., incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       C. V. Realty, Inc., a wholly-owned subsidiary of CVPS, was formed for the purpose of owning, acquiring, buying, selling, and leasing real and personal property and interests therein. It is not the purpose of this Company to own or operate facilities used for the generation, transmission or distribution of electric energy as an electric utility company.

       For financial reporting purposes, C. V. Realty, Inc.'s financial data is included with CVPS on the Consolidating Financial Statements.

  CENTRAL VERMONT PUBLIC SERVICE CORPORATION -
  EAST BARNET HYDROELECTRIC, INC.

       Central Vermont Public Service Corporation - East Barnet Hydroelectric, Inc. ("East Barnet"), a wholly-owned subsidiary of CVPS, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       East Barnet was formed for the purpose of acquiring and constructing a hydroelectric project having a capacity of 2200 KW in East Barnet, Vermont and leasing said project to CVPS.

       For financial reporting purposes, East Barnet's financial data is included with CVPS on the Consolidating Financial Statements.

  CATAMOUNT RESOURCES CORPORATION

       Catamount Resources Corporation ("CRC"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       CRC, a wholly-owned subsidiary of CVPS, was formed for the purpose of holding CVPS' subsidiaries that invest in unregulated business opportunities.

       For financial reporting purposes, CRC's financial data is included with CVPS on the Consolidated Financial Statements.

  CUSTOM INVESTMENT CORPORATION

       Custom Investment Corporation ("CIC"), incorporated under the laws of the State of Vermont as a passive investment holding company, has its principal office in Rutland, Vermont.

       CIC, a wholly-owned subsidiary of CVPS, was formed for the purpose of holding passive investments including the stock of CVPS' subsidiaries that invest in regulated business opportunities.

       For financial reporting purposes, CIC's financial data is included with CVPS on the Consolidated Financial Statements.

  EVERSANT CORPORATION

       Eversant Corporation ("Eversant"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       Eversant, a wholly-owned subsidiary of CRC, was formed for the purpose of engaging in the sale or rental of energy efficient products and other related goods and services. Eversant has two wholly-owned subsidiaries: SmartEnergy Water Heating Services, Inc. and AgEnergy, Inc. The Home Service Store, Inc. ("HSS") is an affiliate of Eversant, of which Eversant has a 12.1% ownership interest, Eversant accounts for its investment in HSS on a cost basis.

       For financial reporting purposes, Eversant's financial data is included with CRC on the Consolidating Financial Statements.

  SMARTENERGY WATER HEATING SERVICES, INC.

       SmartEnergy Water Heating Services, Inc. ("SEWHS"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       SEWHS, a wholly-owned subsidiary of Eversant, was formed for the purposes of operating a rental water heater business.

       For financial reporting purposes, SEWHS' financial data is included with CRC on the Consolidating Financial Statements.

  AGENERGY, INC.

       AgEnergy, Inc. ("AgEnergy"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       AgEnergy, a wholly-owned subsidiary of Eversant, was formed for the purpose of developing and distributing energy efficiency products with dairy industry applications.

       For financial reporting purposes, AgEnergy's financial data is included with CRC on the Consolidating Financial Statements.

  THE HOME SERVICE STORE, INC.

       The Home Service Store, Inc. ("HSS"), is incorporated under the laws of the State of Delaware and has its principal office in Alpharetta, Georgia.

       HSS, an affiliate of Eversant, which has a 12.1% ownership interest, was formed for the purpose of marketing and engaging in national home maintenance and repair.

  CATAMOUNT ENERGY CORPORATION

       Catamount Energy Corporation ("CEC"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       CEC, a wholly-owned subsidiary of CRC, was formed primarily for the purpose of investing in energy supply projects. CEC has twenty wholly-owned subsidiaries: Catamount Rumford Corporation, Equinox Vermont Corporation, Appomattox Vermont Corporation, Catamount Glenns Ferry Corporation, Catamount Rupert Corporation, CEC Vermont Wind Corporation, Catamount Operations, Inc., Catamount Thetford Corporation, Catamount Heartlands Corporation, Catamount Heartlands Limited, Catamount Energy (Gibraltar) Limited, Catamount Development GmbH, Catamount Verwaltungs GmbH,

  Catamount Wind DE3 GmbH & Co. KG, CEC UK1 Holding Corporation, CECUK2 Holding Corporation, Catamount Energy SC 1, Catamount Energy SC 2, Catamount Energy SC 3 and Catamount Energy Limited.

       For financial reporting purposes, CEC's financial data is included with CRC on the Consolidating Financial Statements.

  CATAMOUNT RUMFORD CORPORATION

       Catamount Rumford Corporation, formerly CV Rumford, Inc., incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       Catamount Rumford Corporation, a wholly-owned subsidiary of CEC, is a 15.0537% limited partner in the Rumford Cogeneration Company, a limited partnership that owns an 85 MW cogeneration facility located in Rumford, Maine.

       For financial reporting purposes, Catamount Rumford Corporation's financial data is included with CRC on the Consolidating Financial Statements.

  RUMFORD COGENERATION COMPANY, L.P.

       Rumford Cogeneration Company, L.P., formed under the laws of the State of Maine, has its principal office in Rumford, Maine.

  EQUINOX VERMONT CORPORATION

       Equinox Vermont Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       Equinox Vermont Corporation, a wholly-owned subsidiary of CEC, is a 33.1126% general partner in Ryegate Associates, a general partnership that owns a 20 MW wood-fired generating facility in East Ryegate, Vermont.

       For financial reporting purposes, Equinox Vermont Corporation's financial data is included with CRC on the Consolidating Financial Statements.

  RYEGATE ASSOCIATES

       Ryegate Associates is a general partnership formed under the laws of the State of Utah and has its principal office in Houston, Texas.

  APPOMATTOX VERMONT CORPORATION

       Appomattox Vermont Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       Appomattox Vermont Corporation, a wholly-owned subsidiary of CEC, is a 24.75% limited partner in Appomattox Cogeneration Limited Partnership, a limited partnership that owns a leasehold interest in a 41 MW coal and wood-fired cogeneration facility located in Hopewell, Virginia.

       For financial reporting purposes, Appomattox Vermont Corporation's financial data is included with CRC on the Consolidating Financial Statements.

  APPOMATTOX COGENERATION, INC.

       Appomattox Cogeneration, Inc., a subsidiary of CEC which owns 50% of its outstanding Common Stock, $1 Par Value, is incorporated under the laws of the State of Delaware and has its principal office in Houston, Texas.

       Appomattox Cogeneration, Inc. owns a 1% general partnership interest in Appomattox Cogeneration Limited Partnership, a limited partnership that owns a leasehold interest in a 41 MW coal and wood-fired cogeneration facility located in Hopewell, Virginia.

  APPOMATTOX COGENERATION L.P.

       Appomattox Cogeneration L.P., formed under the laws of the State of Delaware, has its principal office in Houston, Texas.

  CATAMOUNT GLENNS FERRY CORPORATION

       Catamount Glenns Ferry Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       Catamount Glenns Ferry Corporation, a wholly-owned subsidiary of CEC, is a 49.5% limited partner in Glenns Ferry Cogeneration Partners, Ltd., which developed and owns a 10 MW gas-fired cogeneration facility in Glenns Ferry, Idaho.

       For financial reporting purposes, Catamount Glenns Ferry Corporation's financial data is included with CRC on the Consolidating Financial Statements.

  GLENNS FERRY MANAGEMENT, INC.

       Glenns Ferry Management, Inc., a subsidiary of CEC which owns 50% of its outstanding Common Stock, no Par Value, is incorporated under the laws of the State of Delaware and has its principal office in Rutland, Vermont.

       Glenns Ferry Management, Inc. owns a 1% general partnership interest in Glenns Ferry Cogeneration Partners, Limited, which developed and owns a 10 MW gas-fired cogeneration facility in Glenns Ferry, Idaho.

  CATAMOUNT RUPERT CORPORATION

       Catamount Rupert Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       Catamount Rupert Corporation, a wholly-owned subsidiary of CEC, was formed for the purpose of owning a 49.5% limited partnership interest in Rupert Cogeneration Partners, Ltd., which developed and owns a 10 MW gas-fired cogeneration facility in Rupert, Idaho.

       For financial reporting purposes, Catamount Rupert Corporation's financial data is included with CRC on the Consolidating Financial Statements.

  RUPERT MANAGEMENT, INC.

       Rupert Management, Inc., a subsidiary of CEC which owns 50% of its outstanding Common Stock, no Par Value, is incorporated under the laws of the State of Delaware and has its principal office in Rutland, Vermont.

       Rupert Management, Inc. owns a 1% general partnership interest in Rupert Cogeneration Partners, Limited, which developed and owns a 10 MW gas-fired cogeneration facility in Rupert, Idaho.

  SUMMERSVILLE HYDRO CORPORATION

       Summersville Hydro Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       Summersville Hydro Corporation, a wholly-owned subsidiary of CEC, is a 99% limited partner in Gauley River Power Partners, L.P. which was formed to develop, own and operate a small power production hydroelectric facility on the Gauley River, Nicholas County, West Virginia.

       For financial reporting purposes, Summersville Hydro Corporation's financial data is included with CRC on the Consolidating Financial Statements.

       On December 5, 2002, Summersville Hydro Corporation sold its investment in Gauley River Power Partners, L.P. Effective December 24, 2002, Summersville Hydro Corporation was dissolved.

  GAULEY RIVER MANAGEMENT CORPORATION

       Gauley River Management Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       Gauley River Management Corporation, a wholly-owned subsidiary of CEC, is the General Partner of Gauley River Power Partners, L.P., which was formed to develop, own and operate a small power production hydroelectric facility on the Gauley River, Nicholas County, West Virginia.

       For financial reporting purposes, Gauley River Management Corporation's financial data is included with CRC on the Consolidating Financial Statements.

       On December 5, 2002, CEC sold 100% of its Common Stock in Gauley River Management Corporation.

  CATAMOUNT CAMPBELL HILL CORPORATION

       Catamount Campbell Hill Corporation, incorporated under the laws of the State of Wyoming, has its principal office in Rutland, Vermont.

       Catamount Campbell Hill Corporation, a wholly-owned subsidiary of CEC, is a 50% owner in Campbell Hill Wind Partners, LLC, a limited liability company that was formed for the purpose of investing in an independent power project in Wyoming.

       For financial reporting purposes, Catamount Campbell Hill Corporation's financial data is included with CRC on the Consolidating Financial Statements.

       Effective November 1, 2002, Catamount Campbell Hill Corporation was dissolved.

  CEC VERMONT WIND CORPORATION

       CEC Vermont Wind Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       CEC Vermont Wind Corporation, a wholly-owned subsidiary of CEC, is a 50% owner in Equinox Wind Partners, LLC, a limited liability company that was formed for the purpose of investing in an independent wind power project in Vermont.

       For financial reporting purposes, CEC Vermont Wind Corporation's financial data is included with CRC on the Consolidating Financial Statements.

  CATAMOUNT OPERATIONS, INC.

       Catamount Operations, Inc., a subsidiary of CEC which owns 95% of its outstanding Common Stock, no Par Value, is incorporated under the laws of the State of Vermont and has its principal office in Rutland, Vermont. The remaining 5% of the outstanding Common Stock was assigned from Gauley River Power Partners, L.P. to CEC upon the sale of Gauley River Power Partners, L.P. on December 5, 2002.

       Catamount Operations, Inc. was formed for the purpose of providing operations and maintenance services to independent power facilities.

       For financial reporting purposes, Catamount Operations, Inc.'s financial data is included with CRC on the Consolidated Financial Statements.

  CATAMOUNT THETFORD CORPORATION

       Catamount Thetford Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       Catamount Thetford Corporation, a wholly-owned subsidiary of CEC, owns 44.7% of the common stock of Fibrothetford Ltd., a private company limited by shares which owns and operates a 38.5 MW poultry litter fired power station in Thetford, England.

       For financial reporting purposes, Catamount Thetford Corporation's financial data is included with CRC on the Consolidating Financial Statements.

  CATAMOUNT HEARTLANDS CORPORATION

       Catamount Heartlands Corporation ("CHC"), incorporated under the laws of the State of Delaware, has its principal office in Wilmington, Delaware.

       CHC, a wholly-owned subsidiary of CEC, was formed primarily for investing in energy supply projects. CHC has three wholly-owned subsidiaries: Catamount Heartlands Limited, Catamount Energy (Gibraltar) Limited, and Catamount Development GmbH.

       CHC, a wholly-owned subsidiary of CEC, owns 100% of the Common Stock of Catamount Heartlands Limited which owns a 50% interest in Heartlands Power Limited, a limited liability company that develops, owns and operates a 98 MW natural gas-fired power station in Fort Dunlop, England.

       On October 30, 2002, Catamount Heartlands Corporation sold its investment in Heartlands Power Limited and Catamount Heartlands Limited sold 100% of its Common Stock in Heartlands Power Limited.

       CHC owns 100% of the Common Stock of Catamount Development GmbH, a German limited liability company, formed for the purpose of developing in wind energy projects in Germany.

       Catamount Development GmbH owns 100% of the Common Stock of Catamount Verwaltungs GmbH, a German general liability company, formed for the purpose of investing in wind energy projects in Germany.

       Catamount Development GmbH owns 100% of the Common Stock of Catamount Wind DE3 GmbH & Co. KG, a German limited commercial partnership, formed for the purpose of investing in a German wind project. Catamount Verwaltungs GmbH is the general partner of Catamount Wind DE3 GmbH & Co. KG.

       For financial reporting purposes, CHC's financial data is included with CRC on the Consolidating Financial Statements.

  CATAMOUNT HEARTLANDS LIMITED

       Catamount Heartlands Limited, a private company limited by shares, formed under the laws of England, has its registered office at 69 Old Broad Street, London, United Kingdom.

       Catamount Heartlands Limited, a wholly-owned subsidiary of Catamount Heartlands Corporation, owns 50% of the Common Stock of Heartlands Power Limited, a private company limited by shares, formed to develop, own, and operate a 98 MW gas-fired power station in Fort Dunlop, England

       For financial reporting purposes, Catamount Heartlands Limited's financial data is included with CRC on the Consolidating Financial Statements.

       On October 30, 2002, Catamount Heartlands Limited sold 100% of its Common Stock in Heartlands Power Limited.

  CEC UK1 HOLDING CORPORATION AND CEC UK2 HOLDING CORPORATION

       CEC UK1 Holding Corporation and CEC UK2 Holding Corporation, incorporated under the laws of the State of Vermont, have their principal offices in Rutland, Vermont.

       CEC UK1 Holding Corporation and CEC UK2 Holding Corporation, wholly-owned subsidiaries of CEC, were formed ultimately for developing independent wind power projects in the United Kingdom.

       CEC UK1 Holding Corporation, a wholly-owned subsidiary of CEC, is the 1% general partner for Catamount Energy SC 1, Catamount Energy SC 2, and Catamount Energy SC 3.

       CEC UK2 Holding Corporation, a wholly-owned subsidiary of CEC, is the 99% limited partner for Catamount Energy SC 1; Catamount Energy SC 1 is the 99% limited partner for Catamount Energy SC 2; Catamount Energy SC 2 is the 99% limited partner for Catamount Energy SC 3; and, Catamount Energy SC 3 has a 100% interest in Catamount Energy Limited.

       Catamount Energy SC 1, Catamount Energy SC 2, and Catamount Energy SC 3 are Scottish limited companies.

       Catamount Energy Limited was formed in England and Wales as a limited company for the purpose of developing independent wind power projects in the United Kingdom.

       For financial reporting purposes, CEC UK1 Holding Corporation, CEC UK2 Holding Corporation, Catamount Energy SC 1, Catamount Energy SC 2, Catamount Energy SC 3, and Catamount Energy Limited's financial data is included with CRC on the Consolidating Financial Statements.

  A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

  CENTRAL VERMONT PUBLIC SERVICE CORPORATION

       CVPS' electric properties consist of five principal distribution systems, namely, the so-called Central, Bennington, St. Albans, St. Johnsbury and Brattleboro systems. All, except the Brattleboro system, are connected with the transmission facilities of VELCO (an affiliate of CVPS) and all except the St. Albans system are interconnected at the Vermont State line with the facilities of New England Power Company (not an affiliate of CVPS); also the Brattleboro System is directly connected at the Vermont State line with the facilities of the Public Service Company of New Hampshire (not an affiliate of CVPS). The electric generating plants of the Company consist of 20 hydroelectric generating stations, two gas turbine generating stations, and one diesel-electric generating station, of which one hydroelectric generating station is located in New York and the remainder in Vermont.

       The electric systems of CVPS include about 616 miles of overhead transmission lines, about 7,689 miles of overhead distribution lines and about 321 miles of underground distribution lines, which are located in Vermont except for about 22 miles of transmission lines which are located in New Hampshire and about two miles which are located in New York.

       CVPS is a stockholder, together with other New England utilities, in three nuclear generating companies. On July 31, 2002, the Vermont Yankee plant was sold to Entergy. The Company had a 33.23% equity interest in the plant at the time of the sale and continues to have a 33.23% equity interest in Vermont Yankee Nuclear Power Corporation ("VYNPC"), a Vermont-based corporation, which administers the purchase power contracts among the former owners and Entergy. Under the purchased power agreement, the Company receives its 35% entitlement of Vermont Yankee output sold by Entergy to VYNPC. CVPS was entitled to a percentage of the power output of each of such companies, as follows:

       Vermont Yankee Nuclear Power Corporation in Vermont (31.141% through February 2002 and 34.7891% through July 31, 2002 - 162.6 MW) through July 2002; Maine Yankee Atomic Power Company ("MY") in Maine (2% - 16.9 MW); Connecticut Yankee Atomic Power Company ("CY") in Connecticut (2% - 11.6 MW); and Yankee Atomic Electric Company ("YA") in Massachusetts (3.5% - 6.153 MW).

       MY, CY & YA permanently ceased power operations of their nuclear power plants.

       CVPS is a participant with other New England utilities in three major electric generating stations pursuant to joint ownership agreements under each of which the Lead Participant has constructed and is operating the plant for the Participants (including itself) as tenants-in-common. The plants and locations, and the amount of CVPS's participation is as follows:

       Wyman #4 in Maine (1.7769% - 11 MW); Millstone #3 in Connecticut (1.7303% - 20 MW); Joseph C. McNeil Generating Station in Vermont (20% - 10.76 MW).

       The Company, along with eight other Vermont Joint-Owners, owns and operates a 200 MW converter station and associated transmission line in Highgate, Vermont. The station and the associated transmission line interconnects the VELCO system with the system of Hydro-Quebec. The Company is a 47.35% owner of this project.

  CONNECTICUT VALLEY ELECTRIC COMPANY INC.

       CVEC's electric properties consist of two principal systems in New Hampshire which are not interconnected with each other but each of which is connected directly with facilities of CVPS.

       The electric systems of CVEC include about two miles of transmission lines, about 442 miles of overhead distribution lines and about 14 miles of underground distribution lines.

  VERMONT ELECTRIC POWER COMPANY, INC.

       VELCO has no generating facilities but has approximately 483 miles of transmission lines and twenty-five associated substations located in the State of Vermont. VELCO's properties interconnect with the lines of the New York Power Authority at the New York-Vermont State line near Plattsburgh, New York; with the transmission facilities of Niagara Mohawk Power Corporation at the New York-Vermont State line near Whitehall, New York, and North Troy, New York; with lines of New England Power Company at or near the New Hampshire-Vermont State line at Wilder, Vermont and at Monroe, New Hampshire, Claremont, New Hampshire, and at the Massachusetts-Vermont State line near North Adams, Massachusetts; with the lines of Public Service Company of New Hampshire at or near the New Hampshire-Vermont State line at Littleton, New Hampshire, Ascutney, Vermont and Vernon, Vermont; and with the lines of Hydro-Quebec at the Quebec/Vermont border near Highgate, Vermont through an AC/DC/AC converter and 7.6 miles of transmission lines jointly owned by several Vermont utilities. All of its transmission facilities are in Vermont except for approximately 4.3 miles of transmission lines which are located in New Hampshire.

  VERMONT ELECTRIC TRANSMISSION COMPANY, INC.

       VETCO has approximately 52 miles of high voltage DC transmission line connecting at the Quebec-Vermont border in the Town of Norton, Vermont with the transmission line of Hydro-Quebec and connecting at the Vermont-New Hampshire border near New England Power Company's Moore Hydroelectric Generating Station with the transmission line of New England Electric Transmission Corporation, a subsidiary of New England Electric System (not an affiliate of CVPS).

  VERMONT YANKEE NUCLEAR POWER CORPORATION

       Upon installation of the new low pressure turbines in April 1995, Vermont Yankee declared its nuclear power electric generating plant with a net maximum dependable capacity of 510 (Mwe). The plant, which began commercial operation on November 30, 1972, is located on the west bank of the Connecticut River in Vernon, Vermont. On July 31, 2002, the Vermont Yankee plant was sold to Entergy.

  CENTRAL VERMONT PUBLIC SERVICE CORPORATION -
  EAST BARNET HYDROELECTRIC, INC.

       Electric properties of East Barnet consist of a 2200 KW hydroelectric generating station and associated facilities at East Barnet, Vermont, involving real estate of 25.54 acres.
  The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:
  Number of KWH of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

	Electric (KWH)
VY	3,962,621,000	(1)
CVPS	2,755,406,076	(2)
CVEC	157,993,706
VELCO	56,272,777
(1)	Includes sales to Vermont Electric Power Company, Inc.
(2)	Includes sales to Connecticut Valley Electric Company Inc. and Vermont Electric Power Company, Inc.

  Number of KWH of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each company is organized.

  None
  Number of KWH of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

	Electric (KWH) (1)
VY	None	(1)
CVPS	165,873,446	(2)
CVEC	None
VELCO	None
(1)	Deliveries made at the step-up substation at the site.
(2)	Includes sales to Connecticut Valley Electric Company Inc.

  Number of KWH of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

Electric (KWH)
VY	None
CVPS	79,650,950
CVEC	124,483,000
VELCO	None

Central Vermont Public Service Corporation -
East Barnet Hydroelectric, Inc.

East Barnet leases one hydroelectric generating station, which went into service September 1, 1984 to CVPS.

  The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an exempt wholesale generator ("EWG") or a foreign utility company, stating monetary amounts in United States dollars:
  Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

        Glenns Ferry Cogeneration Partners, Ltd. located in Glenns Ferry, Idaho; its registered office is 71 Allen Street, Suite 101, Rutland, Vermont. The facility is a 10 MW gas-fired cogeneration facility placed in operation on December 2, 1996.

        Rupert Cogeneration Partners, Ltd. located in Rupert, Idaho; its registered office is 71 Allen Street, Suite 101, Rutland, Vermont. The facility is a 10 MW gas-fired cogeneration facility placed in operation on November 21, 1996.

        Gauley River Power Partners, L.P. located in Somersville, West Virginia; its registered office is 71 Allen Street, Suite 101, Rutland, Vermont. The facility is an 80 MW hydroelectric facility placed in operation on July 30, 2001.

        On December 5, 2002, CEC sold 100% of its Common Stock in Gauley River Management Corporation and Summersville Hydro Corporation sold its investment in Gauley River Power Partners, L.P.

        Fibrothetford Limited, located in Thetford in Norfolk, England; its registered office is 38 Clarendon Road, London, England W11 3AD. The facility is a poultry litter fired power station designed to produce 38.5 MW.

        Heartlands Power Limited, located in Fort Dunlop, Birmingham, England; its registered office is Allington House, 150 Victoria Street, London, England SWIE 5LB. The facility is a simple cycle gas fired power station with an expected capacity of 98 MW.

        On October 30, 2002, Catamount Heartlands Corporation sold its investment in Heartlands Power Limited and Catamount Heartlands Limited and sold 100% of its Common Stock in Heartlands Power Limited.

        DK Burgerwindpark Eckolstadt GmbH 7 Co. KG, located in Thuringen, Germany; its registered office is Hauptstrasse 96, 99510 Eckolstadt, Germany. The facility is comprised of 11 wind turbines with an installed capacity of 14.3 MW.

        DK Windpark Kavelstorf GmbH & Co. KG, located in Mecklenburg-Vorpommern, Germany; its registered office is Schauenburger Strasse 24, 25421 Pinneberg, Germany. The facility is comprised of six wind turbines with an installed capacity of 7.2 MW.

  Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

        Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly-owned subsidiary of Catamount Resources Corporation; Catamount Glenns Ferry Corporation ("CGFC") is a wholly-owned subsidiary of CEC. CEC owns 50% of Glenns Ferry Management Inc. ("GFM"), the 1% general partner of Glenns Ferry Cogeneration Partners, Ltd. ("Glenns Ferry") and Hamptons Power LLC owns 50%. CGFC owns 49.5% of Glenns Ferry and Hamptons Power LLC owns the remaining 49.5%. Glenns Ferry is a limited partnership formed under and in accordance with the laws of the State of Colorado. The facility is used for the generation of electric energy for sale at wholesale and steam for sale at wholesale.

        Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly-owned subsidiary of Catamount Resources Corporation; Catamount Rupert Corporation is a wholly-owned subsidiary of CEC. CEC owns 50% of Rupert Management Inc. ("RM"), the 1% general partner of Rupert Cogeneration Partners, Ltd. ("Rupert") and Hamptons Power LLC owns 50%. Catamount Rupert Corporation owns 49.5% of Rupert and Hamptons Power LLC owns the remaining 49.5%. Rupert is a limited partnership formed under and in accordance with the laws of the State of Colorado. The facility is used for the generation of electric energy for sale at wholesale and steam for sale at wholesale.

        Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly-owned subsidiary of Catamount Resources Corporation; Catamount Thetford Corporation ("CTC") is a wholly-owned subsidiary of CEC. CTC is a 44.7% shareholder of Fibrothetford Limited ("Thetford"), Foster Wheeler Energy Limited is a 5% shareholder; and Fibrowatt Limited is 51% shareholder. FibroThetford is incorporated as a private company limited by shares under the Companies Act of 1985, formed under and in accordance with the laws of England and Wales, United Kingdom. FibroThetford is an electric power station fueled predominantly by poultry litter.

        Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly-owned subsidiary of Catamount Resources Corporation; Catamount Heartlands Corporation ("CHC") is a wholly-owned subsidiary of CEC. Catamount Heartlands (Gibraltar) Limited is a wholly owned subsidiary of CHC, Catamount Heartlands (Gibraltar) Limited is a 33.333% shareholder of CIC Luxembourg SàRL, and Rock Energy Limited and Chessman SàRL each own 33.333%. CIC Luxembourg SàRL is a 100% shareholder of CIC Verwaltungs GmbH, general partner; and CIC Beteiligungs GmbH, limited partner, of DK Burgerwindpark Eckolstädt ("Eckolstädt") GmbH & Co. KG and DK Windpark Kavelstorf ("Kavelstorf") GmbH & Co. KG.

  Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.
	Indirect Capital Invested (1)	Guarantee of Security	Debt or Financial Obligation
CATAMOUNT RESOURCES CORPORATION	None	None	None
CATAMOUNT ENERGY CORPORATION	None	None	$13,017,000
CATAMOUNT GLENNS FERRY CORPORATION	$ 74,323	None	None
GLENNS FERRY MANAGEMENT CORPORATION	$ 1,946	None	None
CATAMOUNT RUPERT CORPORATION	$ 259,106	None	None
RUPERT MANAGEMENT CORPORATION	$ 2,393	None	None
CATAMOUNT THETFORD CORPORATION	$2,806,649	None	None
CATAMOUNT ENERGY (GIBRALTAR) LIMITED	$ 523,726	None	None
(1) Investment account plus loan balance including accrued interest, not reserved.
  Capitalization and earnings of the EWG or foreign utility company during the reporting period.

	Capitalization	Earnings
GLENNS FERRY COGENERATION PARTNERS LTD.	$ 10,905,703	$128,295
RUPERT COGENERATION PARTNERS LTD.	$ 10,364,663	$576,258
FIBROTHETFORD LTD.	$101,112,008	$140,062
DK BURGERWINDPARK ECKOLSTÄDT GMBH & CO. KG	$ 1,766,136	($108,821)
DK WINDPARK KAVELSTORF GMBH & CO. KG	$ 1,003,142	($ 73,088)

  Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

    Administrative management services provided to Glenns Ferry Cogeneration, fees and reimbursed expenses - $97,411.

    Administrative management services provided to Rupert Cogeneration, fees and reimbursed expenses - $97,411.

    Administrative management services provided to CIC Luxembourg SàRL, fees and reimbursed expenses - $121,701.

    Administrative services provided to DK Burgerwindpark Eckolstädt GmbH & Co. KG, fees and reimbursed expenses - $61,770.

    Administrative services provided to DK Windpark Kavelstorf GmbH & Co. KG, fees and reimbursed expenses - $26,281.

EXHIBITS

    Exhibit A consists of a consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year. See attachments for consolidating financial statements of CVPS and its subsidiaries for the year 2002.

    Exhibit B is the Financial Data Schedule.

    Exhibit C is the Organizational chart showing the relationship of each EWG to associate companies in the holding-company system.

    The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 2003.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION (Name of Claimant)
By: /s/ Jean H. Gibson
Jean H. Gibson, Senior Vice President, Chief Financial Officer, and Treasurer (Principal Financial Officer)

CORPORATE SEAL

Attest:

/s/ Mary C. Marzec Assistant Corporate Secretary
Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed: Mary C. Marzec Assistant Corporate Secretary (Name) (Title)
Central Vermont Public Service Corporation 77 Grove Street, Rutland, VT 05701 (Address)

					1 of 6
Exhibit A CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Statement of Income and Retained Earnings Year Ended December 31, 2002 (Dollars in thousands)
	CVPS-CONS	VELCO 50.6% Owned	VETCO (Note C)	VY 33.23% Owned	Consol- idating Entries	TOTAL CONS
Operating Revenues	$303,389	$20,257	$4,828	$175,722	$(76,387)	$427,809

Operating Expenses:
 Operation:
   Purchased Power
   Production and transmission
   Other Operation
 Maintenance
 Depreciation
 Decommissioning expense
 Other taxes, principally property taxes
 Taxes on income (Note B)

	146,765 25,495 44,050 17,678 16,911 13,307 12,234	1,793 4,408 3,857 2,184 3,268 (343)	6 249 597 2,483 722 276	80,309 11,685 38,403 12,022 8,817 5,253 5,675 (4,258)	(60,227) (15,669) (491)	166,847 23,310 86,619 34,154 30,395 5,253 22,972 7,909

Total operating expenses	276,440	15,167	4,333	157,906	(76,387)	377,459

Operating Income	26,949	5,090	495	17,816		50,350

Other income and deductions: Equity in earnings of companies not consolidated Allow. for equity funds during construction Other income, net Other taxes Benefit (provision) for income taxes	3,909 71 1,814 (373) (90)	381 20	199	118 (6,170) 3,091	(4,036)	254 189 (4,137) 2,718 (90)

Total operating and other income Net interest expense	32,280 12,513	5,491 4,398	694 313	14,855 5,402	(4,036)	49,284 22,626
Net income (loss) before minority interest	19,767	1,093	381	9,453	(4,036)	26,658
Minority interest in net income					(6,891)	(6,891)
Net income after minority interest	19,767	1,093	381	9,453	(10,927)	19,767

Retained earnings, January 1	69,170	587	84	1,078	(1,749)	69,170

	88,937	1,680	465	10,531	(12,676)	88,937
Adjustment to Retained Earnings	384					384
Cash dividends declared: Preferred Stock Common Stock	1,528 7,716	400 712	400	9,206	(400) (10,318)	1,528 7,716
Total Dividends	9,244	1,112	400	9,206	(10,718)	9,244
Retained earnings, December 31	$80,077	$568	$65	$1,325	$(1,958)	$80,077

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CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Statement of Income and Retained Earnings Year Ended December 31, 2002 (Dollars in thousands)
	CVPS SEMI-CONS	CVEC (Note A)	CV REALTY (Note A)	CRC-CONS (Note A)	Reclassi- fying & Consol- idating Entries	CVPS-CONS

Operating Revenues	$294,512	$20,242	$15	$4,555	$(15,935)	$303,389

Operating Expenses: Operation and maintenance: Purchased Power Production and transmission Other Operation Maintenance Depreciation Other taxes Taxes on income (Note B)	142,430 25,480 41,592 17,057 16,467 12,774 11,993	15,283 15 2,753 621 444 533 241	3 3 5	11,537 282 328 1,055	(10,948) (11,835) (285) (328) (1,060)	146,765 25,495 44,050 17,678 16,911 13,307 12,234

Total operating expenses	267,793	19,890	11	13,202	(24,456)	276,440

Operating Income (loss)	26,719	352	4	(8,647)	8,521	26,949

Other income and deductions: Equity in earnings of companies not consolidated Allow. For equity funds during construction Other income (expenses), net Other taxes Benefit (provision) for income taxes	5,155 71 (1,447) (38) 978	14 (7)	3	11,651 (1,081)	(12,897) 4,325 (335) (1,061)	3,909 71 1,814 (373) (90)

Total operating and other income (loss) Net interest expense	31,438 11,671	359 209	7	1,923 834	(1,447) (201)	32,280 12,513
Net income (loss)	19,767	150	7	1,089	(1,246)	19,767
Retained earnings, January 1	69,170	1,978	244	(1,747)	(475)	69,170
	88,937	2,128	251	(658)	(1,721)	88,937
Adjustment to Retained Earnings	384					384
Cash dividends declared: Preferred Stock Common Stock	1,528 7,716					1,528 7,716
Total Dividends	9,244					9,244

Retained earnings, December 31	$80,077	$2,128	$251	$(658)	$(1,721)	$80,077

			3 of 6
Exhibit A CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Statement of Income and Retained Earnings Year Ended December 31, 2002 (Dollars in thousands)
	CVPS	CVPS-East Barnet Hydroelectric, Inc.	Reclassi-fying & Consol- idating Entries	CVPS SEMI-CONS

Operating Revenues	$294,512	$348	$(348)	$294,512

Operating Expenses: Operation: Purchased Power Production and transmission Other Operation Maintenance Depreciation Other taxes, principally property taxes Taxes on income	142,430 25,828 41,568 17,057 16,365 12,774 12,010	24 102 (17)	(348)	142,430 25,480 41,592 17,057 16,467 12,774 11,993

Total operating expenses	268,032	109	(348)	267,793

Operating Income (loss)	26,480	239		26,719

Other income and deductions: Equity in Earnings of companies not consolidated Allow. for equity funds during construction Other income, net Other taxes Benefit (provision) for income taxes	5,123 71 (1,448) (38) 977	1 6	32 (5)	5,155 71 (1,447) (38) 978
Total operating and other income Net interest expense	31,165 11,398	246 273	27	31,438 11,671
Net income (loss)	19,767	(27)	27	19,767

Retained Earnings, January 1	69,170	(589)	589	69,170
	88,937	(616)	616	88,937
Adjustment to Retained Earnings	384			384
Cash dividends declared: Preferred Stock Common Stock	1,528 7,716			1,528 7,716
Total Dividends	9,244			9,244
Retained Earnings, December 31	$80,077	$(616)	$616	$80,077

				4 of 6
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Statement of Income and Retained Earnings Year Ended December 31, 2002 (Dollars in thousands)
	CRC	Catamount Energy Corporation - Consolidated	Eversant Corporation - Consolidated	Reclassi- fying & Consol- idating Entries	CRC -CONS

Operating Revenues		$2,567	$1,900	$88	$4,555

Operating Expenses: Operation and maintenance: Purchased Power Production and transmission Other Operation Maintenance Depreciation Other taxes Taxes on income	$11	8,803 6 77 232 1,376	2,667 5 204 96 (332)	67 (11) 1	11,537 282 328 1,055

Total operating expenses	11	10,494	2,640	57	13,202

Operating Income (loss)	(11)	(7,927)	(740)	31	(8,647)

Other income and deductions: Equity in Earnings of companies not consolidated Allow. For equity funds during construction Other income (expenses), net Other taxes Benefit (provision) for income taxes	1,069 31	11,651 (1,012)	(68)	(1,069) (32)	11,651 (1,081)

Total operating and other income (loss) Net interest expense (reversal)	1,089	2,712 1,171	(808) (336)	(1,070) (1)	1,923 834
Net income (loss)	1,089	1,541	(472)	(1,069)	1,089
Retained Earnings, January 1	(1,747)	966	(9,840)	8,874	(1,747)
	(658)	2,507	(10,312)	7,805	(658)
Adjustment to Retained Earnings
Cash dividends declared: Preferred Stock Common Stock
Total Dividends

Retained Earnings, December 31	$(658)	$2,507	$(10,312)	$7,805	$(658)

				5 of 6
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Statement of Income and Retained Earnings Year Ended December 31, 2002 (Dollars in thousands)
	Catamount Energy Corporation*	Catamount Operations, Inc.	Catamount Heartlands, Ltd.	Reclassi- fying & Consol- idating Entries	Catamount Energy Corporation Consolidated
Operating Revenues	$2,469	$98			$2,567

Operating Expenses: Operation: Purchased Power Production and transmission Other Operation Maintenance Depreciation Other taxes, principally property taxes Taxes on income	8,773 77 192 2,180	1 1 40	$35 (844)		8,809 77 193 1,376

Total operating expenses	11,222	42	(809)		10,455

Operating Income (loss)	(8,753)	56	809		(7,888)

Other income and deductions: Equity in Earnings of companies not consolidated Allow. for equity funds during construction Other income (expenses), net Other taxes Benefit (provision) for income taxes	10,170 895 (46)		1,457 (1,876)		11,627 (981) (46)
Total operating and other income Net interest expense	2,266 1,171	56	390		2,712 1,171
Net income (loss)	1,095	56	390		1,541

Retained Earnings, January 1	781	(3)	1,565	(1,377)	966
	1,876	53	1,955	(1,377)	2,507
Adjustment to Retained Earnings
Cash dividends declared: Preferred Stock Common Stock
Total Dividends
Retained Earnings, December 31	$1,876	$53	$1,955	$(1,377)	$2,507

* Catamount Energy Corporation and associated companies.

				6 of 6
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Statement of Income and Retained Earnings Year Ended December 31, 2002 (Dollars in thousands)
	Eversant Corporation	AgEnergy, Inc.	SmartEnergy Water Heating Services	Reclassi- fying & Consol- idating Entries	Eversant Corporation Consolidated

Operating Revenues			$1,900		$1,900

Operating Expenses: Operation: Purchased Power Production and transmission Other Operation Maintenance Depreciation Other taxes, principally property taxes Taxes on income	$1,172 2 21 57 (417)	$284 7 9 (131)	1,211 3 176 30 216		2,667 5 204 96 (332)

Total operating expenses	835	169	1,636		2,640

Operating Income (loss)	(835)	(169)	264		(740)

Other income and deductions: Equity in earnings of companies not consolidated Allow. for equity funds during constr. Other income, net Other taxes Benefit (provision) for income taxes	119 (42)	(18)	122	(119) (130)	(68)
Total operating and other income Net interest expense	(758) (286)	(187)	386 80	(249) (130)	(808) (336)
Net income (loss)	(472)	(187)	306	(119)	(472)
Retained Earnings, January 1	(9,840)	(169)	359	(190)	(9,840)
	(10,312)	(356)	665	(309)	(10,312)

Adjustment to Retained Earnings			(1,925)	1,925
Cash dividends declared: Preferred Stock Common Stock
Total Dividends
Retained Earnings, December 31	$(10,312)	$(356)	$(1,260)	$1,616	$(10,312)

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CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2002 (Dollars in thousands)
	CVPS-CONS	VELCO 50.60% Owned	VETCO (Note C)	VY 33.23% Owned	Consol- idating Entries	TOTAL CONS
Assets

Utility plant, at original cost Less accumulated depreciation	$501,963 207,781	$144,364 64,301	$48,068 39,785			$694,395 311,867
	294,182	80,063	8,283			382,528
Construction work in progress	9,307					9,307
	303,489	80,063	8,283			391,835
Nuclear fuel Less accumulated amortization	9,442 8,312					9,442 8,312

Net utility plant	304,619	80,063	8,283			392,965

Investments in affiliates, at equity (Note D) Nuclear generating companies Other affiliated companies	19,136 4,580	1,065			$(16,900) (5,645)	2,236
Total	23,716	1,065			(22,545)	2,236

Nonutility investments	31,943					31,943

Nonutility property, less accumulated depreciation of $4,431 consolidated	2,224					2,224

Current assets: Cash & Cash Equivalents Accounts receivable, less allowance for uncollectible accts. $1,303 consolidated Accounts receivable - affiliates Unbilled revenue Materials and supplies, at average cost Prepayments Other current assets	60,364 21,502 3,350 15,985 3,341 2,375 4,619	484 9,242 5,345 102 3,869 389 3,687	108 4 50 6 69	$45,729 22,068 6,103 84	(11,633)	106,685 52,812 3,169 16,087 7,260 2,854 8,375

Total current assets	111,536	23,118	237	73,984	(11,633)	197,242

Regulatory assets and other deferred charges	52,827	2,507	1,232	127,255		183,821

Total Assets	$526,865	$106,753	$9,752	$201,239	$(34,178)	$810,431

					2 of 12
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2002 (Dollars in thousands)
	CVPS-CONS	VELCO 50.60% Owned	VETCO (Note C)	VY 33.23% Owned	Consol- idating Entries	TOTAL CONS
Capitalization and Liabilities

Capitalization: Common stock (Note E) Other paid-in capital Capital stock expense Accum. other comprehensive income Deferred compensation plans Treasury stock, at cost (Note E) Retained earnings	$70,845 50,201 (1,767) 150 (1,041) (857) 80,077	$7,616 568	$1 999 65	$37,668 13,339 (1,130) 1,325	$(45,285) (5,316) 1,130 (1,958)	$70,845 59,223 (1,767) 150 (1,041) (857) 80,077

Total common stock equity	197,608	8,184	1,065	51,202	(51,429)	206,630

Cumulative preferred and preference stock (Note F) Return of Capital	17,054	9,748 (8,736)			(9,748) 8,736	17,054

Total preferred stock	17,054	1,012			(1,012)	17,054

First Mortgage bonds Second Mortgage bonds Notes payable Capital lease obligations	35,500 75,000 27,408 11,762	50,341 2,545	1,960			85,841 75,000 31,913 11,762

Total long-term debt	149,670	52,886	1,960			204,516

Minority interest					29,896	29,896

Total capitalization	364,332	62,082	3,025	51,202	(22,545)	458,096

Current liabilities: Notes payable - banks Notes payable - associated Long-term debt - current portion Accounts payable Accounts payable - affiliates Accrued interest Accrued income taxes Other current liabilities	21,879 5,572 11,587 2,984 951 20,598	19,750 2,268 15,127 136 978 106 201	1,950 840 96 62 9 53	19,303 18 77 259 3,256	(11,633)	21,700 24,987 40,098 170 4,048 1,369 24,055

Total current liabilities	63,571	38,566	3,010	22,913	(11,633)	116,427

Accumulated deferred income taxes Deferred investment tax credits Nuclear decommissioning costs Regulatory liabilities & other deferred credits	41,766 5,267 20,899 31,030	6,105	2,452 663 602	40 127,084		44,218 5,970 20,899 164,821
	98,962	6,105	3,717	127,124		235,908
Total Capitalization and Liabilities	$526,865	$106,753	$9,752	$201,239	$(34,178)	$810,431

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CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2002 (Dollars in thousands)
	CVPS - SEMI- CONS	CVEC (Note A)	CV REALTY (Note A)	CRC - CONS (Note A)	Consol- idating Entries	CVPS-CONS
Assets

Utility plant, at original cost Less accumulated depreciation	$487,184 201,908	$14,779 5,873				$501,963 207,781
	285,276	8,906				294,182
Construction work in progress	9,049	258				9,307
	294,325	9,164				308,489
Nuclear fuel Less accumulated amortization	9,442 8,312					9,442 8,312

Net utility plant	295,455	9,164				304,619

Investments in affiliates, at equity (Note D) Nuclear generating companies Other affiliated companies	19,136 53,915				$(49,335)	19,136 4,580
Total	73,051				(49,335)	23,716

Nonutility investments				$31,943		31,943

Nonutility property, less accumulated depreciation of $219 parent company $4,431 consolidated	437		$73	1,714		2,224

Current assets: Cash & Cash Equivalents Accounts receivable, less allowance for uncollectible accts. $1,249 parent company and $1,303 consolidated Accounts receivable - affiliates Unbilled revenue Materials and supplies, at average cost Prepayments Other current assets	23,771 19,385 5,140 15,796 3,341 1,638 4,577	630 1,848 79 189 106 41	211 1	35,752 269 3,370 631	(5,239)	60,364 21,502 3,350 15,985 3,341 2,375 4,619

Total current assets	73,648	2,893	212	40,022	(5,239)	111,536

Regulatory assets and other deferred charges	52,155	354		318		52,827

Total Assets	$494,746	$12,411	$285	$73,997	$(54,574)	$526,865

					4 of 12
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2002 (Dollars in thousands)
	CVPS - SEMI- CONS	CVEC (Note A)	CV REALTY (Note A)	CRC - CONS (Note A)	Consol- idating Entries	CVPS-CONS
Capitalization and Liabilities

Capitalization: Common stock (Note E) Other paid-in capital Capital stock expense Accum. other comprehensive income Deferred compensation plans Retained earnings Treasury stock, (Note E)	$70,845 50,201 (1,767) 150 (1,041) 80,077 (857)	$700 1,250 2,128	$30 251	$41,433 451 (658)	$(730) (42,683) (451) (1,721)	$70,845 50,201 (1,767) 150 (1,041) 80,077 (857)

Total common stock equity	197,608	4,078	281	41,226	(45,585)	197,608

Cumulative preferred and preference stock (Note F)	17,054					17,054

First Mortgage bonds Second Mortgage bonds Notes payable Capital lease obligations	35,500 75,000 16,250 11,762	3,750		11,158	(3,750)	35,500 75,000 27,408 11,762

Total long-term debt	138,512	3,750		11,158	(3,750)	149,670

Total capitalization	353,174	7,828	281	52,384	(49,335)	364,332

Current liabilities: Notes payable - banks Long-term debt - current portion Accounts payable Accounts payable - affiliates Accrued interest Accrued income taxes Other current liabilities	11,500 4,311 11,886 2,721 971 18,956	994 2,237 282	1 3	10,379 267 2,702 263 (20) 1,357	(5,239)	21,879 5,572 11,587 2,984 951 20,598

Total current liabilities	50,345	3,513	4	14,948	(5,239)	63,571

Accumulated deferred income taxes Deferred investment tax credits Nuclear decommissioning costs Deferred credits	34,096 5,236 20,899 30,996	1,037 31 2		6,633 32		41,766 5,267 20,899 31,030
	91,227	1,070		6,665		98,962
Total Capitalization and Liabilities	$494,746	$12,411	$285	$73,997	$(54,574)	$526,865

			5 of 12
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2002 (Dollars in thousands)
	CVPS	CVPS-East Barnet Hydroelectric, Inc.	Reclassi-fying & Consol- idating Entries	CVPS SEMI-CONS
Assets

Utility plant, at original cost Less accumulated depreciation	$481,034 199,689	$6,150 2,219		$487,184 201,908
	281,345	3,931		285,276
Construction work in progress	9,049			9,049
	290,394	3,931		294,325
Nuclear fuel Less accumulated amortization	9,442 8,312			9,442 8,312

Net utility plant	291,524	3,931		295,455

Investments in affiliates, at equity Nuclear generating companies Other affiliated companies	19,136 53,399		$516	19,136 53,915
Total	72,535		516	73,051

Nonutility investments

Nonutility property, less accumulated depreciation of $219 parent company and $219 semi-consolidated	437			437

Current assets: Cash & Cash Equivalents Accounts receivable, less allowance for uncollectible accts. $1,249 parent company and $1,249 semi-consolidated Accounts receivable - affiliates Unbilled revenue Materials and supplies, at average cost Prepayments Other current assets	23,674 19,385 5,645 15,796 3,341 1,638 4,577	97 3,301	(3,806)	23,771 19,385 5,140 15,796 3,341 1,638 4,577

Total current assets	74,056	3,398	(3,806)	73,648

Regulatory assets and other deferred charges	51,868	287		52,155

Total Assets	$490,420	$7,616	$(3,290)	$494,746

			6 of 12
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2002 (Dollars in thousands)
	CVPS	CVPS-East Barnet Hydroelectric, Inc.	Consol- idating Entries	CVPS SEMI-CONS
Capitalization and Liabilities

Capitalization: Common stock Other paid-in capital Capital stock expense Accum. other comprehensive income Deferred compensation plans Treasury stock, at cost Retained Earnings	$70,845 50,201 (1,767) 150 (1,041) (857) 80,077	$100 (616)	$(100) 616	$70,845 50,201 (1,767) 150 (1,041) (857) 80,077

Total common stock equity	197,608	(516)	516	197,608

Cumulative preferred and preference stock	17,054			17,054

First Mortgage bonds Second Mortgage bonds Notes payable Capital lease obligations	35,500 75,000 10,450 11,762	5,800		35,500 75,000 16,250 11,762

Total long-term debt	132,712	5,800		138,512

Total capitalization	347,374	5,284	516	353,174

Current liabilities: Notes payable - banks Long-term debt - current portion Accounts payable Accounts payable - affiliates Accrued interest Accrued income taxes Other current liabilities	11,500 4,311 15,187 2,721 971 18,944	379 126 12	(3,680) (126)	11,500 4,311 11,886 2,721 971 18,956
Total current liabilities	53,634	517	(3,806)	50,345

Accumulated deferred income taxes Deferred investment tax credits Nuclear decommissioning costs Deferred credits	32,610 4,907 20,899 30,996	1,486 329		34,096 5,236 20,899 30,996
	89,412	1,815		91,227
Total Capitalization and Liabilities	$490,420	$7,616	$(3,290)	$494,746

				7 of 12
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2002 (Dollars in thousands)
	CRC	Catamount Energy Corporation Consolidated	Eversant Corporation - Consolidated	Reclassi- fying & Consol- idating Entries	CRC - CONS
Assets

Utility plant, at original cost Less accumulated depreciation

Construction work in progress

Nuclear fuel Less accumulated amortization

Net utility plant

Investments in affiliates, at equity Nuclear generating companies Other affiliated companies
Total

Nonutility investments	$31,160	$30,580	$1,362	$(31,159)	$31,943

Nonutility property, less accumulated depreciation of $4,155 consolidated		619	1,095		1,714

Current assets: Cash & Cash Equivalents Accounts receivable, less allowance for uncollectible accts. $0 consolidated Accounts receivable - affiliates Unbilled revenue Materials and supplies, at average cost Prepayments Other current assets	10,077	25,190 267 3,144 624	485 2 226 7		35,752 269 3,370 631

Total current assets	10,077	29,225	720		40,022

Regulatory assets and other deferred charges		318			318

Total Assets	$41,237	$60,742	$3,177	$(31,159)	$73,997

				8 of 12
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2002 (Dollars in thousands)
	CRC	Catamount Energy Corporation - Consolidated	Eversant Corporation - Consolidated	Reclassi- fying & Consol- idating Entries	CRC -CONS
Capitalization and Liabilities

Capitalization: Common stock Other paid-in capital Capital stock expense Accum. Other comprehensive income Deferred compensation plans Retained Earnings Treasury stock	$41,433 451 (658)	$25,015 451 2,507	$13,498 (10,312)	$(38,513) (451) 7,805	$41,433 451 (658)

Total common stock equity	41,226	27,973	3,186	(31,159)	41,226

Cumulative preferred and preference stock
Return of Capital
Total preferred stock

First Mortgage bonds Second Mortgage bonds Notes payable Capital lease obligations		11,158			11,158

Total long-term debt		11,158			11,158

Minority Interest

Total capitalization	41,226	39,131	3,186	(31,159)	52,384

Current liabilities: Notes payable - banks Notes payable - associated Long-term debt - current portion Accounts payable Accounts payable - affiliates Accrued interest Accrued income taxes Other current liabilities	11	10,379 244 2,537 263 (20) 996	23 154 361		10,379 267 2,702 263 (20) 1,357

Total current liabilities	11	14,399	538		14,948

Accumulated deferred income taxes Deferred investment tax credits Nuclear decommissioning costs Deferred credits		7,180 32	(547)		6,633 32
		7,212	(547)		6,665
Total Capitalization and Liabilities	$41,237	$60,742	$3,177	$(31,159)	$73,997

				9 of 12
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2002 (Dollars in thousands)
	Catamount Energy Corporation*	Catamount Operations, Inc.	Catamount Heartlands, Ltd.	Reclassi- fying & Consol- idating Entries	Catamount Energy Corporation Consolidated
Assets

Utility plant, at original cost Less accumulated depreciation

Construction work in progress

Nuclear fuel Less accumulated amortization

Net utility plant

Investments in affiliates, at equity Nuclear generating companies Other affiliated companies
Total

Nonutility investments	$31,220			$(640)	$30,580

Nonutility property, less accumulated depreciation of $0 consolidated	619				619

Current assets: Cash & Cash Equivalents Accounts receivable, less allowance for uncollectible accts. $0 consolidated Accounts receivable - affiliates Unbilled revenue Materials and supplies, at average cost Prepayments Other current assets	24,464 3,147 624 267	$53	$673	(3)	25,190 3,144 624 267

Total current assets	28,502	53	673	(3)	29,225

Regulatory assets and other deferred charges	318				318

Total Assets	$60,659	$53	$673	$(643)	$60,742

* Catamount Energy Corporation and associated companies.

				10 of 12
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2002 (Dollars in thousands)
	Catamount Energy Corporation*	Catamount Operations, Inc	Catamount Heartlands, Ltd.	Reclassi- fying & Consol- idating Entries	Catamount Energy Corporation Consolidated
Capitalization and Liabilities

Capitalization: Common stock Other paid-in capital Capital stock expense Accum. other comprehensive income Deferred compensation plans Retained Earnings Treasury stock	$25,646 385 1,876	$53	$(1,368) 66 1,955	$737 (1,377)	$25,015 451 2,507

Total common stock equity	27,907	53	653	(640)	27,973

Cumulative preferred and preference stock
Return of Capital
Total preferred stock

First Mortgage bonds Second Mortgage bonds Notes payable Capital lease obligations	11,158				11,158

Total long-term debt	11,158				11,158

Minority Interest

Total capitalization	39,065	53	653	(640)	39,131

Current liabilities: Notes payable - banks Notes payable - associated Long-term debt - current portion Accounts payable Accounts payable - affiliates Accrued interest Accrued income taxes Other current liabilities	10,379 224 2,537 263 (20) 999		20 3 (3)	(3)	10,379 244 2,537 263 (20) 996

Total current liabilities	14,382		20	(3)	14,399

Accumulated deferred income taxes Deferred investment tax credits Nuclear decommissioning costs Deferred credits	7,180 32				7,180 32
	7,212				7,212
Total Capitalization and Liabilities	$60,659	$ 53	$673	$(643)	$60,742

* Catamount Energy Corporation and associated companies.

				11 of 12
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2002 (Dollars in thousands)
	Eversant Corporation	AgEnergy, Inc.	SmartEnergy Water Heating Services, Inc.	Reclassi- fying & Consol- idating Entries	Eversant Corporation Consolidated
Assets

Utility plant, at original cost Less accumulated depreciation

Construction work in progress

Nuclear fuel Less accumulated amortization

Net utility plant

Investments in affiliates, at equity Nuclear generating companies Other affiliated companies
Total

Nonutility investments	$2,466			$(1,104)	$1,362

Nonutility property, less accumulated depreciation of $3,755 consolidated			$1,095		1,095

Current assets: Cash & Cash Equivalents Accounts receivable, less allowance for uncollectible accts. $834 consolidated Accounts receivable - affiliates Unbilled revenue Materials and supplies, at average cost Prepayments Other current assets	88 134	$14 7	383 2 168	(76)	485 2 226 7

Total current assets	222	21	553	(76)	720

Regulatory assets and other deferred charges

Total Assets	$2,688	$21	$1,648	$(1,180)	$3,177

				12 of 12
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2002 (Dollars in thousands)
	Eversant Corporation	AgEnergy, Inc.	SmartEnergy Water Heating Services, Inc.	Reclassi- fying & Consol- idating Entries	Eversant Corporation Consolidated

Capitalization and Liabilities

Capitalization: Common stock Other paid-in capital Capital stock expense Accum. other comprehensive income Deferred compensation plans Retained Earnings Treasury stock	$13,498 (10,312)	$350 (356)	$2,370 (1,260)	$ (2,720) 1,616	$13,498 (10,312)

Total common stock equity	3,186	(6)	1,110	(1,104)	3,186

Cumulative preferred and preference stock
Return of Capital
Total preferred stock

First Mortgage bonds Second Mortgage bonds Notes payable Capital lease obligations

Total long-term debt

Minority Interest

Total capitalization	3,186	(6)	1,110	(1,104)	3,186

Current liabilities: Notes payable - banks Notes payable - associated Long-term debt - current portion Accounts payable Accounts payable - affiliates Accrued interest Accrued income taxes Other current liabilities	15 84 285	7 39	8 139 37	(76)	23 154 361

Total current liabilities	384	46	184	(76)	538

Accumulated deferred income taxes Deferred investment tax credits Nuclear decommissioning costs Deferred credits	(882)	(19)	354		(547)
	(882)	(19)	354		(547)
Total Capitalization and Liabilities	$2,688	$21	$1,648	$(1,180)	$3,177

Exhibit A

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
AND ITS SUBSIDIARIES

Notes to Consolidating Financial Statements
For the Year Ended December 31, 2002

Note A - Consolidation:

      The consolidating financial statements include the accounts of Central Vermont Public Service Corporation (CVPS), its wholly-owned subsidiaries, Connecticut Valley Electric Company Inc. (CVEC), C. V. Realty, Inc., Central Vermont Public Service Corporation - East Barnet Hydroelectric, Inc. (East Barnet), Custom Investment Corporation (CIC), and Catamount Resources Corporation (CRC) which compose CVPS consolidated. In addition, for purposes of this SEC Form U-3A-2, the consolidating financial statements include the accounts of CVPS's affiliates, Vermont Electric Power Company, Inc. (VELCO) 50.6 percent owned, Vermont Electric Transmission Company, Inc. (VETCO), a wholly-owned subsidiary of VELCO and Vermont Yankee Nuclear Power Corporation (VY) 33.23 percent owned, which constitutes total consolidated.

      CVPS follows the equity method of accounting for its investments in affiliates. See Note D.

Note B - Income taxes:

      CVPS and its wholly-owned subsidiaries

      The Company records income taxes in accordance with the Financial Accounting Standards Board's (SFAS) No. 109, "Accounting for Income Taxes," requiring an asset and liability approach to determine income tax liabilities. The Standard requires recognition of tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities.

      A valuation allowance has been recorded, in the amount of $4.2 million to reflect management's best estimate of loss credit carry forwards that will not ultimately be utilized. All other deferred income assets are expected to be realized.

      VELCO

      VELCO records income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," requiring an asset and liability approach to determine income tax liabilities. The Standard requires recognition of tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Under SFAS No. 109, additional deferred tax assets and liabilities resulting from VELCO's transmission billing calculation will be returned to, or collected from, ratepayers in future transmission billings. VELCO expects all deferred income tax assets will be utilized in the future.

      VY

      Vermont Yankee records taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," requiring an asset and liability approach to determine income tax liabilities. The Standard requires recognition of tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
AND ITS SUBSIDIARIES

Notes to Consolidating Financial Statements
(continued)

Note C - VETCO:

      VETCO has entered into support agreements in connection with construction of the transmission lines with substantially all of the New England electric utilities. The support agreements require the utilities to reimburse VETCO for all operating and capital costs of the transmission line on an unconditional and absolute basis. In return, VETCO has agreed to build, own, operate and maintain the line and to involve itself in no other activities during the term of the agreement, which extends for 30 years from the date of commercial operation of the line. These support agreements also provide for an advisory committee made up of participants to review the operations of VETCO and to make recommendations on major decisions. VETCO is obligated to follow these recommendations to the extent reasonably practical.

      Although VELCO owns 100 percent of VETCO's outstanding Common Stock, these provisions of the support agreements effectively restrict VELCO's control, VELCO has not consolidated its financial information with that of VETCO and instead is accounting for its investment using the equity method.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
AND ITS SUBSIDIARIES

Notes to Consolidating Financial Statements

Note D - Investments in affiliates:

      CVPS accounts for investments in its affiliates by the equity method (dollars in thousands):
December 31, 2002

Nuclear generating companies
     VY
     Maine Yankee Atomic Power Company
     Connecticut Yankee Atomic Power Company
     Yankee Atomic Electric Company

Other affiliated companies:
     CVEC
     C.V. Realty, Inc.

     CRC
     VELCO:
         Common stock
         Preferred stock

             Total investments - CVPS

     VELCO investment in VETCO

             Total investments

Consolidating eliminations

             Total consolidated

$16,900 1,052 1,148 35 7,828 282 41,226 4,079 502 73,052 1,065 74,117 50,401 $23,716

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
AND ITS SUBSIDIARIES

Notes to Consolidating Financial Statements

Note E - Common stock:

      The authorized and outstanding common stock for each of the companies was as follows (dollars in thousands):
December 31, 2002

CVPS:
           Common stock, $6 par value, authorized 19,000,000 shares;
                   Issued 11,807,495 shares; outstanding 11,742,641 shares;
                   Treasury stock, at cost 64,854 shares
CVEC:
           Common stock, $50 par value, authorized 20,000 shares;
                   outstanding 14,000 shares
C.V Realty, Inc.:
           Common stock, $100 par value, authorized 500 shares;
                   outstanding 300 shares

CRC:
           Common stock, $100 par value, authorized 10,000 shares;
                   outstanding 1 share

VELCO:
           Common stock, $100 par value, Class B authorized 92,000
                   shares; outstanding 60,000 shares
           Common stock, $100 par value, Class C authorized 20,000
                   Shares; outstanding 16,163 shares
VETCO:
           Common stock, $100 par value, authorized and outstanding
                   10 shares
VY:
           Common stock, $100 par value, authorized 400,100 shares;
                   outstanding 376,682 shares
                   Treasury stock, at cost 7,533 shares

                             Total common stock equity

Consolidating eliminations

                             Total consolidated

$ 70,845 (857) 700 30 - 6,000 1,616 1 37,668 (1,130) 114,873 44,885 $ 69,988

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
AND ITS SUBSIDIARIES

Notes to Consolidating Financial Statements

Note F - Preferred and preference stock:

      Cumulative preferred and preference stock outstanding were as follows (dollars in thousands):
December 31, 2002

CVPS:
           Preferred stock, $100 par value, authorized 500,000 shares
                   Outstanding:
                    4.15% series,  37,856 shares
                    4.65% series,  10,000 shares
                    4.75% series,  17,682 shares
                    5.375% series,  15,000 shares
                    8.30% series,  100,000 shares
           Preferred stock, $25 par value, authorized 1,000,000 shares:
                   outstanding - none
           Preferred stock, $1 par value, authorized 1,000,000 shares:
                   outstanding - none

VELCO:
           Preferred stock, $100 par value, authorized 125,000 shares:
                   outstanding 97,068 shares
           Return of capital

VY:
           Preferred stock, $100 par value, authorized 300,000 shares:
                   outstanding - none

                             Total cumulative preferred and
                               preference stock

Consolidating eliminations

                             Total consolidated

$ 3,786 1,000 1,768 1,500 10,000 - - 9,707 (8,736) - 19,025 (971) $18,054

Exhibit B

FINANCIAL DATA SCHEDULE
Item No.	Caption Heading	Amount
1	Total Assets	$ 810,431
2	Total Operating Revenues	$ 427,809
3	Net Income	$ 19,767

Exhibit C

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
(Name of Holding Company)

100%
CATAMOUNT RESOURCES CORPORATION

100%
CATAMOUNT ENERGY CORPORATION
100% CATAMOUNT GLENNS FERRY CORP.	50% GLENNS FERRY MGMNT., INC.	100% CATAMOUNT RUPERT CORP.	50% RUPERT MGMNT., CORP	100% CEC VERMONT WIND CORP.	100% CATAMOUNT THETFORD CORP		100% CATAMOUNT HEARTLANDS CORP.			100% CEC UK1 HOLDING CORP.	100% CEC UK2 HOLDING CORP.
49.5% GLENNS FERRY COGEN. PARTNERS, LIMITED	1% GLENNS FERRY COGEN. PARTNERS, LIMITED	49.5% RUPERT COGEN. PARTNERS, LIMITED	1% RUPERT COGEN. PARTNERS, LIMITED	50% EQUINOX WIND PARTNERS, LLC	44.7% FIBRO- THETFORD LIMITED	100% CATAMOUNT ENERGY (GIBRALTAR) LIMITED	100% CATAMOUNT HEARTLANDS LIMITED	100% CATAMOUNT DEVELOPMENT GMBH	100% CATAMOUNT VERWALTUNGS GMBH	1% CATAMOUNT ENERGY SC 1	99% CATAMOUNT ENERGY SC 1
						33.3% CIC LUXEMBOURG SÀRL		100% CATAMOUNT WIND DE3 GMBH & CO.		1%/99% CATAMOUNT ENERGY SC 2
					100% CIC VERWALTUNGS GMBH	100% CIC BETEILIGUNGS GMBH				1%/99% CATAMOUNT ENERGY SC 3
					100% DK BURGER- WINDPARK ECKOLSTADT GMBH & CO. KG	100% DK WINDPARK KAVELSTORF GMBH & CO. KG				100% CATAMOUNT ENERGY LTD.